Exhibit 99.9

CONSENT OF M. DAVACHI

The undersigned hereby consents to the use of their report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" effective June 30, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

By:	/s/ "Mickey M. Davachi
Mickey M. Davachi, Ph.D., P.Eng., BCGE, FASCE
Fellow Geotechnical Engineer
WSP Global

Dated: March 21, 2025